vFinance Reports Record Year End Results
                   Company Posts Third Straight Record Quarter

Boca Raton, FL: March 30, 2004 - vFinance Inc., a rapidly growing financial services firm servicing high-growth companies, institutions and high net worth investors, reported record results for its fiscal year ended December 31, 2003.

The Company's 2003 revenues were $24,478,466 as compared to $20,204,300 in the prior year, an increase of 21%. The Company's net income for the year was $311,415, or $0.01 per fully diluted share, as compared to a net loss of ($2,235,298), or ($0.08) per fully diluted share, in the prior year.

The Company's results for the fourth quarter in 2003 represent the third consecutive quarter of record revenues, profits and operating margins. Excluding the first quarter's results, which mirrored an industry-wide slowdown, the Company achieved consistent, profitable growth throughout 2003. A summary of the Company's quarterly results during the year follows:

                                Revenues          Net Inc. (Loss)     %

1st quarter                    $3,775,881          $(261,962)        (7%)

2nd quarter                    $6,105,302          $  82,267          1%

3rd quarter                    $7,028,571          $ 188,218          3%

4th quarter                    $7,568,712          $ 302,892          4%


The improvement in annual revenues was attributable to a 37% increase in Brokerage revenues combined with a 17% increase in Trading revenues. This was offset by a 24% decline in Investment Banking revenues. However, while Banking experienced a shortfall from the prior year, the Division recorded a steady improvement throughout 2003, with revenues growing from $357,000 in Q1 to approximately $1.5 million in Q4.

Also during the year, the Company completed its transition from an employee-based sales model to an independent contractor (IC) model. This model enables the Company to expand geographically without significantly increasing its overhead. As a result of the transition, the firm's gross margin compressed from 42% in 2002 to 34% in 2003 but was more than offset by a $2.6 million decrease in operating expenses, representing a 25% improvement from the prior year.

The Company also significantly strengthened its balance sheet in 2003, increasing cash by over $1.5 million resulting in a year-end cash position approaching $3.8 million. In addition, as a result of negotiations which began at the end of 2003, the Company was able to reduce its debt by over $2.1 million during the first quarter of 2004.


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"During 2003, we completed our transition to an IC model, recruited a seasoned management team, reduced operating expenses and increased cash," said Leonard Sokolow, CEO and President. "Our quarterly results, to date, show that our business model has generated improved profit margins as we have increased revenues."

"We are pleased that 2003 was the fourth consecutive year of at least double digit growth for our company," said Timothy Mahoney, Chairman and COO. "When the markets began recovering in the second quarter, the firm was positioned to capitalize on the restructuring and investments we had made to improve the business. Assuming the market climate remains favorable, we should continue our positive trends."

About vFinance:

vFinance, Inc. is a rapidly growing financial services company that provides research, investment banking, brokerage and trading services to more than 10,000 corporate, institutional and private clients worldwide. The Company has offices in New York, San Jose, Houston, Boca Raton and 24 other cities nationwide. Its subsidiary, vFinance Investments, Inc., is a registered broker-dealer with the SEC and a member of the NASD.

http://www.vfinance.com, the Company's Web site, is a leading destination on the Internet for companies seeking capital, as well as institutional and high net-worth investors seeking dynamic high-growth companies. Each year, the site hosts more than one million visitors from over 90 countries. This audience creates a perpetual, global deal stream for vFinance's bricks-and-mortar financial service units and enables vFinance Investments' Research Department to identify emerging trends, market segments and pioneering firms.

For vFinance Investors

This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Investors are cautioned that statements in this press release, which are not strictly historical statements, including, without limitation, statements by management, statements concerning internal operations, marketing, management's plans, objectives and strategies, and management's assessment of market factors and conditions, constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements, including, without limitations, the volatility of domestic and international financial, bond and stock markets, intense competition, extensive governmental regulation, litigation, substantial fluctuations in the volume and price level of securities and other risks as detailed in the Company's filings with the Securities and Exchange Commission. vFinance assumes no obligation to update any forward-looking information in this press release.

Contact:
Dave Spector
Executive Vice President, Marketing & Web Operations
561-981-1015


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CONDENSED FINANCIAL INFORMATION:

                                 vFINANCE, INC.
                            STATEMENTS OF OPERATIONS


                                                  Year Ended Dec. 31,
                                          -------------------------------------
                                                2002                2003
                                          ----------------- - -----------------

Revenues                                       $20,204,300         $24,478,466

Cost of revenues                                11,718,919          16,197,445

Gross profit                                     8,485,381           8,281,021

Operating expenses                              10,491,742           7,866,339

Other expenses                                     228,937             103,267

Income (Loss) available to common
stockholders                                  ($2,235,298)            $311,415
                                          ================= = =================

Income (Loss) per share:
Diluted                                            ($0.08)               $0.01
                                          ================= = =================